UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

LIGHTPATH TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-27548	86-0708398
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826
(Address of principal executive office, including zip code)

Dorothy M. Cipolla
(407) 382-4003
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

LightPath Technologies, Inc.
Form SD

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD (this “Report”) of LightPath Technologies, Inc. (“LightPath,” the “Company,” “we,” “our,” or “us”) for the calendar year ended December 31, 2017 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1, along with Form SD (collectively, the “Conflict Rules”), require public companies to annually disclose information about their use of specific conflict minerals originating and financing armed groups in the Democratic Republic of the Congo (“DRC”) and adjoining countries (together with the DRC, “Covered Countries”) that are “necessary to the functionality or production of a product” manufactured by those companies or contracted by those companies to be manufactured. The term “conflict minerals” includes tantalum, tin, gold or tungsten.

In accordance with the Conflict Rules, a copy of this Report is available on our website at www.lightpath.com under the “About/Technical/Materials Compliance” tab.

Company Overview

We are a global, vertically integrated provider of optics, photonics and infrared solutions for the industrial, defense, telecommunications, testing and measurement, and medical industries. We design, manufacture, and distribute proprietary optical and infrared components including molded glass aspheric lenses and assemblies, infrared lenses and thermal imaging assemblies, fused fiber collimators, and gradient index GRADIUM® lenses used to produce products that manipulate light. We also offer custom optical assemblies, including full engineering design support. The Company is headquartered in Orlando, Florida, with manufacturing and sales offices in New York, Latvia, and China.

Our wholly-owned subsidiary, ISP Optics Corporation (“ISP”), manufactures a full range of infrared products from high performance MWIR and LWIR lenses and lens assemblies. ISP’s infrared lens assembly product line includes athermal lens systems used in cooled and un-cooled thermal imaging cameras. Manufacturing is performed in-house to provide precision optical components including spherical, aspherical and diffractive coated infrared lenses. ISP’s optics processes allow it to manufacture its products from all important types of infrared materials and crystals. Manufacturing processes include CNC grinding and CNC polishing, diamond turning, continuous and conventional polishing, optical contacting and advanced coating technologies.

Framework of Conflict Minerals Program

Team. We assembled an internal team (the “Team”) to oversee compliance with the Conflict Rules, including developing processes and procedures, as well as monitoring developments, initiatives and “best practices.” The Team consists of our Chief Financial Officer, Director of Quality, Manufacturing Engineering Manager, Quality Assurance Managers, Coating Managers, and Purchasing Managers. We believe input from various departments is beneficial for the purpose of overseeing our compliance with the Conflict Rules and implementing our processes and procedures related to the Conflict Rules.

Policy Statement. We adopted a policy statement concerning our principles on the use of conflict minerals from the Covered Countries and our aim to only use suppliers that source from conflict-free smelters and refiners. This policy statement can be found on our website at www.lightpath.com under the “About/Technical/Materials Compliance” tab.

Reasonable Country of Origin Inquiry

To be within the purview of the Conflict Rules, a reporting issuer must sell products that it manufactures or contracts to manufacture, such products must contain conflict minerals, and such conflict minerals must be necessary to the functionality or production of the products. We sell products that we manufacture or contract to manufacture, thus meeting these parts of the test. To determine if any conflict minerals are incorporated into our products, including parts and components of such products, the Team conducted an inventory and analysis of all components of our products, which included reviewing bills of materials, product specifications and other relevant documentation. The Team concluded that certain of our products contain the conflict minerals gold, tantalum, tungsten and tin. The Team also determined that the conflict mineral tungsten is used in the molds, rings and sleeves as tooling necessary to manufacture molded lenses; however, the Conflict Rules do not require us to take any further action with respect to the tungsten used in tooling.

Next, the Team analyzed whether any of the conflict minerals are “necessary to the functionality of a product” or “necessary to the production of a product.” To determine whether any of the conflict minerals are “necessary to the functionality of a product,” the Team considered whether a conflict mineral is intentionally added to a product or a component of a product and is not a naturally occurring by-product, whether a conflict mineral is necessary to a product’s generally expected function, use or purpose, and, if any of the conflict minerals are incorporated for purposes of ornamentation, decoration or embellishment, whether the primary purpose of such product is ornamentation, decoration or embellishment. To determine whether any of the conflict minerals are “necessary to the production of a product,” the Team considered whether a conflict mineral is intentionally included in the product’s production process (other than a conflict mineral included in a tool, machine or indirect equipment used to produce the product), whether a conflict mineral is necessary to produce the product and whether a conflict mineral is included as part of a component of the product originally manufactured by a third party. The Team determined the following with respect to each of the listed conflict minerals:

Gold. At a customer’s request, our precision molded aspheric lenses may be mounted onto gold plated holders. One of our collimator applications also may be gold coated; however, during calendar year 2017, no customer requested a gold coated collimator application. The Team concluded that with respect to each of these products, gold is intentionally added and is necessary to the products’ generally expected function, use or purpose.

Tantalum. Tantalum oxide is an ingredient used in the anti-reflective coating that is applied to some of our lenses at the request of a customer. The Team concluded that, when used, tantalum oxide is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tungsten. Tungsten is an ingredient used in the manufacturing of the glass preform that is molded into some of our lenses. The Team concluded that, when used, tungsten is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tin. At a customer’s request, one of our collimator applications may be tin coated. The Team concluded that tin, when used, is intentionally added and is necessary to such products’ generally expected function, use or purpose. During calendar year 2017, no customer requested a tin coated collimator application, and therefore, we did not purchase tin from any suppliers. Accordingly, with respect to tin, we did not take any further action.

After concluding that conflict minerals are necessary to the functionality of certain of our products, the Team conducted a reasonable country of origin inquiry based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas to determine if any of the gold, tantalum or tungsten in our products originated in the Covered Countries. We do not purchase conflict minerals directly from mines, smelters, or refiners, and therefore, there are many third-parties in the supply chain between us and the original sources of the conflict minerals contained in our products. Accordingly, our reasonable country of origin inquiry focused on our first-tier suppliers, and we are relying on these direct suppliers (and they in turn are relying upon their suppliers) for information regarding the origin of the gold, tantalum or tungsten in our products. The Team identified our first-tier suppliers: two gold suppliers, three tantalum suppliers and two tungsten suppliers. The Team sent inquiries to each of these suppliers regarding the source of the conflict minerals either used in components or parts supplied to us or sold to us as raw materials, and requested each such supplier provide a representation letter or other written response regarding the source of the conflict minerals or to complete and return the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template. The results of the Team’s inquiries with respect to each of the listed conflict minerals are as follows:

Gold. The two gold suppliers provided a written response indicating that its or its suppliers’ gold either comes from a recycler or scrap supplier or did not originate from the Covered Countries.

Tantalum. Three of our suppliers provided a written response indicating its or its suppliers’ tantalum either comes from a recycler or scrap supplier or did not originate from the Covered Countries.

Tungsten. Two of our suppliers provided a written response indicating its or its suppliers’ tungsten either comes from a recycler or scrap supplier or did not originate from the Covered Countries.

Conclusion Based on Reasonable Country of Origin Inquiry

We have concluded in good faith that during calendar year 2017, (i) we manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products and (ii) based on our reasonable country of origin inquiry, we have no reason to believe that any of the conflict minerals necessary to the functionality or production of our products may have originated in the Covered Countries.

Item 1.02 Exhibit

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned

LIGHTPATH TECHNOLOGIES, INC.

Dated: May 18, 2018	By:	/s/ Dorothy M. Cipolla
Dorothy M. Cipolla, Chief Financial Officer